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                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------


                           FORM 10-SB/A-2
            General Form for Registration of Securities

                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934



                     OIL AND GAS SEEKERS, INC.
       (Exact name of registrant as specific in its charter)


Nevada                             88-0420501
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                         2810 South Madison
                   Spokane, Washington 99203-1361
       (Address of executive offices, including postal code)


Registrant's telephone number:     (509) 455-5681

Copies to:                         Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                   Suite 503
                                   Spokane, Washington   99201
                                   (509) 624-1475

 Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
 -----------------------------------------------------------------
                          (Title of Class)


 Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
 -----------------------------------------------------------------
                          (Title of Class)


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ITEM 1.   DESCRIPTION OF BUSINESS.

Background

     OIL AND GAS SEEKERS, INC. (the "Company") is a development stage enterprise formed under the laws of the State of Nevada, on March 19, 1999, for the purpose of purchasing, developing and operating oil and gas leases. The Company is currently not earning any revenues and is not conducting any business operations, except for the acquisition of one undeveloped oil and gas lease.

         The Company does not intend to acquire additional oil and gas leases until it has initiate drilling operations on its existing lease.


Selection of Target Areas for Acquisition

     The Company's proposed plans call for it to consider several factors in choosing a region for acquisition of oil and gas leases.
First, the Company     intends to acquire additional prospects in Texas
or Oklahoma.      At the present time the Company has not targeted any
additional oil and gas leases for acquisition. The Company intends to acquire additional oil and gas leases from other oil and gas companies.

         The Company intends to engage third parties such as a drilling contractor, geologist and engineer to direct the drilling of one well on the lease. As of the date hereof, the Company has not entered into any negotiations with any drilling contractors, geologists or engineers and there is no assurance that the Company will ever enter into any contracts with any drilling contractors, geologists or engineers.

     The Company will determine which leases it is interested in acquiring based upon the analysis of technical and production data, on site verification of any well equipment and production capability, and verification of ownership of lease hold rights. The Company anticipates that it will take from four to six months to acquire additional leasehold interests. Further, the Company intends upon diversifying its production portfolio with respect to both reservoir
production characteristics and to market access.     Production
portfolio is comprised of all producing oil and gas leases owned by the Company. Reservoir production characteristics is the information which defines the nature of the porous, permeable sedimentary rocks which contain commercial quantities of oil or gas. Market access is the demand for the particular grade of oil which is located in a particular
reservoir.      The Company believes that the overall effect of these
two unrelated characteristics is to significantly lower the overall risk of the Company strategy.

         The Company does not anticipate acquiring additional leasehold interests during the next six months.

Geological and Geophysical Techniques

     The Company may engage detailed geological interpretation combined with advanced seismic exploration techniques to identify the most promising leases. Geological interpretation is based upon data recovered from existing oil and gas wells in an area and other sources. Such information is either purchased from the company that drilled the wells or becomes public knowledge through state agencies after a period of years. Through analysis of rock types, fossils and the electrical and chemical characteristics of rocks from existing wells, the Company
can construct a picture of rock layers in the area.     The Company
will have access to the well logs and decline curves from existing operating wells. Well logs allow the Company to calculate an original oil or gas volume in place while decline curves from production history allow the Company to calculate remaining proved producing reserves.
     The Company has not purchased, leased, or entered into any agreements to purchase or lease any of the equipment necessary to conduct the geological or geophysical testing referred to herein and will only be able to do so upon raising additional capital through loans or the sale of equity securities.

Market for Oil and Gas Production

     The market for oil and gas production is regulated by both the state and federal governments. The overall market is mature and with the exception of gas, all producers in a producing region will receive the same price. The major oil companies will purchase all crude oil offered for sale at posted field prices. There are price adjustments
for quality difference from the Benchmark.     Benchmark is Saudi
Arabian light crude oil employed as the standard on which OPEC price changes have been based. Quality variances from Benchmark crude results in lower prices being paid for the variant oil. Oil sales are normally contracted with a purchaser or gatherer as it is known in the
industry      who will pick-up the oil at the well site.  In some
instances there may be deductions for transportation from the well head to the sales point. At this time the majority of crude oil purchasers do not charge transportation fees, unless the well is outside their
service area.     The service area is a geographical area in which the
purchaser of crude oil will not charge a fee for picking upon the oil. The purchaser or oil gatherer as it is called within the oil industry, will usually handle all check disbursements to both the working
interest and royalty owners.       The Company will be a working
interest owner. By being a working interest owner, the Company is responsible for the payment of its proportionate share of the operating expenses of the well. Royalty owners and over-riding royalty owners receive a percentage of gross oil production for the particular lease and are not obligated in any manner whatsoever to pay for the costs of operating the lease. Therefore, the Company, in most instances, will be paying the expenses for the oil and gas revenues paid to the royalty and over-riding royalty interests.

     Gas sales are by contract. The gas purchaser will pay the well operator 100% of the sales proceeds on or about the 25th of each and every month for the previous months sales. The operator is responsible for all checks and distributions to the working interest and royalty owners. There is no standard price for gas. Prices will fluctuate with the seasons and the general market conditions. It is the Company's intention to utilize this market when ever possible in order to maximize revenues. The Company does not anticipate any significant change in the manner production is purchased, however, no assurance can be given at this time that such changes will not occur.

Acquisition of Future Leases

     The principal activity for the Company in the future will be the acquisition of producing oil and gas leases. The acquisition process may be lengthy because of the amount of investigation which will be required prior to submitting a bid to a major oil company.
Currently, the Company is not engaged in any bidding process. Verification of each property and the overall acquisition process can be divided into three phases, as follows:

     Phase 1. Field identification. In some instances the seller will have a formal divestiture department that will provide a sales catalog of leases which will be available for sale. Review of the technical filings made to the states along with a review of the regional geological relationships, released well data and the production history for each lease will be utilized. In addition a review of the proprietary technical data in the sellers office will be made and
calculation of a bid price for the field.     The Company believes that
the estimated cost of Phase 1 for one property  will be approximately
$5,000.

     Phase 2. Submission of the Bid. Each bid will be made subject to further verification of production capacity, equipment condition and
status, and title.     The Company believes that the estimated cost of
Phase 2 for one property will be approximately $50,000.

     Phase 3. Closing. Final price negotiation will take place. Cash transfer and issuance of title opinions. Tank gauging and execution of
transfer orders.     The cost of Phase 3 cannot be estimated at this
time and is entirely dependent upon negotiations with the seller and the seller's offering price for the property.

     After closing has occurred, the newly acquired property will be turned over to the Company for possible work-overs or operational changes which will in the Company's estimation increase each well's production.

     In connection with the acquisition of an oil and gas lease for work-over operations, the Company is able to assume 100% ownership of the working-interest and surface production equipment facilities with only minor expenses. In exchange for an assignment of the lease, the Company agrees to assume the obligation to plug and abandon the well in the event the Company determines that reworking operations are either too expensive or will not result in production in paying quantities. The cost of plugging a well can run from $500 to $15,000, depending on
the condition of the well.      Accordingly, the Company believes that
it will be able to acquire oil and gas leases from large and small oil
and gas firms with little costs.       The Company also believes that
it may be able to plug the wells in question, at no cost to the Company, in exchange for the production tubing and casing which will be removed during the plugging process.

     Several major oil companies have recently placed numerous oil and gas properties out for competitive bidding. The Company currently does not have sufficient revenues or funds available to it to make a bid for
such properties.     The Company has not initiated a search for
additional leases and does not intend to do so until it raises additional capital. The Company believes that it is not an efficient use of time to search for additional prospects when it does not have
sufficient capital to acquire and develop additional leases.       The
Company intends to raise additional capital through loans or the sale of equity securities in order to have sufficient funds to make a bid for such properties. There is no assurance that the Company will ever raise such additional capital and if the Company is unable to raise such capital, it may have to cease operations. At the present time, the Company has not identified any specific oil and gas leases which it intends to acquire and will only be able to make such determination upon raising said capital.

    The Company's Ownership Interest

     As of the date hereof, the Company has acquired a 100% working interest, in one non-producing oil and gas lease. The Company acquired its oil and gas lease by assignment from McClymond, Inc., a Texas corporation, on March 30, 2000. The Company paid $15,000 for a 100% working interest, 78% net revenue interest in the lease. The foregoing means that the Company is responsible for 100% of the expenses of developing and operating the lease, but will only receive 78% of the revenues derived from the sale of the oil and/or gas from the lease. The lease is for a period of two years and may be extended beyond the termination date by producing oil and/or gas in paying quantities. Production in paying quantities requires that the revenues from the lease exceed the expense of operating the lease. The Company intends to begin drilling operations upon this registration statement becoming effective by operation of law, there being no outstanding SEC comments with respect thereto, and the Company's securities being listed for trading on the Bulletin Board operated by the National Association of Securities Dealers. Thereafter, the Company intends to engage a drilling contractor, geologist and engineer to initiate its proposed drilling operations. There is no assurance that any of the foregoing will be accomplished by the Company. See "Item 2. Description of Properties."

Competition

     The oil and gas industry is highly competitive. The Company's competitors and potential competitors include major oil companies and independent producers of varying sizes of which are engaged in the acquisition of producing properties and the exploration and development of prospects. Most of the Company's competitors have greater financial, personnel and other resources than does the Company and therefore have a greater leverage to use in acquiring prospects, hiring personnel and marketing oil and gas. Accordingly, a high degree of competition in these areas is expected to continue.

Governmental Regulation

     The production and sale of oil and gas is subject to regulation by state, federal and local authorities. In most areas there are statutory provisions regulating the production of oil and natural gas under which administrative agencies may set allowable rates of production and promulgate rules in connection with the operation and production of such wells, ascertain and determine the reasonable market demand of oil and gas, and adjust allowable rates with respect thereto.

     The sale of liquid hydrocarbons was subject to federal regulation under the Energy Policy and Conservation Act of 1975 which amended various acts, including the Emergency Petroleum Allocation Act of 1973. These regulations and controls included mandatory restrictions upon the prices at which most domestic crude oil and various petroleum products could be sold. All price controls and restrictions on the sale of crude oil at the wellhead have been withdrawn. It is possible, however, that such controls may be reimposed in the future but when, if ever, such reimposition might occur and the effect thereof on the Company cannot be predicted.

     The sale of certain categories of natural gas in interstate commerce is subject to regulation under the Natural Gas Act and the Natural Gas Policy Act of 1978 ("NGPA"). Under the NGPA, a comprehensive set of statutory ceiling prices applies to all first sales of natural gas unless the gas is specifically exempt from regulation (i.e., unless the gas is "deregulated"). Administration and enforcement of the NGPA ceiling prices are delegated to the FERC. In June 1986, the FERC issued Order No. 451, which, in general, is designed to provide a higher NGPA ceiling price for certain vintages of old gas. It is possible, though unlikely, that the Company may in the future acquire significant amounts of natural gas subject to NGPA price regulations and/or FERC Order No. 451.

         The Company's operations are subject to extensive and continually changing regulation because legislation affecting the oil and natural gas industry is under constant review for amendment and expansion. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and natural gas industry and its individual participants. The failure to comply with such rules and regulations can result in large penalties. The regulatory burden on this industry increases the Company's cost of doing business and, therefore, affects our profitability. However, we do not believe that we are affected in a significantly different way by these regulations than our competitors are. Because of the many complex federal and state statutes and regulations that may affect us, you should not rely upon the following discussion of these statutes and regulations as a complete review of all matters affecting the Company's proposed operations.

Transportation and Production

     Transportation and Sale of Oil and Natural Gas. The Company can make sales of oil, natural gas and condensate at market prices which are not subject to price controls at this time. The price that we receive from the sale of these products is affected by the Company's ability to transport and the cost of transporting these products to market. Under applicable laws, the Federal Energy Regulatory Commission ("FERC") regulates:

     -    the construction of natural gas pipeline facilities, and

     - the rates for transportation of these products in interstate commerce.

     The Company's possible future sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation remain subject to extensive federal and state regulation. Several major regulatory changes have been implemented by Congress and the FERC from 1985 to the present. These changes affect the economics of natural gas production, transportation and sales. In addition, the FERC is continually proposing and implementing new rules and regulations affecting these segments of the natural gas industry that remain subject to the FERC's jurisdiction. The most notable of these are natural gas transmission companies.

     The FERC's more recent proposals may affect the availability of interruptible transportation service on interstate pipelines. These initiatives may also affect the intrastate transportation of gas in some cases. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry. These initiatives generally reflect more light-handed regulation of the natural gas industry. The ultimate impact of the complex rules and regulations issued by the FERC since 1985 cannot be predicted. In addition, some aspects of these regulatory developments have not become final but are still pending judicial and FERC final decisions. The Company cannot predict what further action the FERC will take on these matters. However, the Company does not believe that any action taken will affect it much differently than it will affect other natural gas producers, gatherers and marketers with which the Company might compete against.

     Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil. These regulations could increase the cost of transporting oil to the purchaser. The Company does not believe that these regulations will affect it any differently than other oil producers and marketers with which it competes with.

     Regulation of Drilling and Production. The Company's proposed drilling and production operations are subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. Among other matters, these statutes and regulations govern:

     - the amounts and types of substances and materials that may be released into the environment,

     -    the discharge and disposition of waste materials,

     - the reclamation and abandonment of wells and facility sites, and

     -    the remediation of contaminated sites,

     and require:

     -    permits for drilling operations,

     -    drilling bonds, and

     -    reports concerning operations.

     Texas law contains:

     - provisions for the unitization or pooling of oil and natural gas properties,

     - the establishment of maximum rates of production from oil and natural gas wells, and

     - the regulation of the spacing, plugging and abandonment of wells.

Environmental Regulations

     General. The Company's operations are affected by the various state, local and federal environmental laws and regulations, including the:

     -    Clean Air Act,

     -    Oil Pollution Act of 1990,

     -    Federal Water Pollution Control Act,

     -    Resource Conservation and Recovery Act ("RCRA"),

     -    Toxic Substances Control Act, and

     -    Comprehensive Environmental Response, Compensation and
          Liability Act ("CERCLA").

These laws and regulations govern the discharge of materials into the environment or the disposal of waste materials, or otherwise relate to the protection of the environment. In particular, the following activities are subject to stringent environmental regulations:

     -    drilling,

     -    development and production operations,
     - activities in connection with storage and transportation of oil and other liquid hydrocarbons, and

     - use of facilities for treating, processing or otherwise handling hydrocarbons and wastes.

Violations are subject to reporting requirements, civil penalties and criminal sanctions. As with the industry generally, compliance with existing regulations increases our overall cost of business. The increased costs cannot be easily determined. Such areas affected include:

     - unit production expenses primarily related to the control and limitation of air emissions and the disposal of produced water,

     - capital costs to drill exploration and development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and natural gas exploration wastes, and

     - capital costs to construct, maintain and upgrade equipment and facilities and remediate, plug and abandon inactive well sites and pits.

     Environmental regulations historically have been subject to frequent change by regulatory authorities. Therefore, the Company is unable to predict the ongoing cost of compliance with these laws and regulations or the future impact of such regulations on its operations. However, the Company does not believe that changes to these regulations will have a significant negative affect on its operations.

     A discharge of hydrocarbons or hazardous substances into the environment could subject us to substantial expense, including both the cost to comply with applicable regulations pertaining to the clean up of releases of hazardous substances into the environment and claims by neighboring landowners and other third parties for personal injury and property damage. The Company does not maintain insurance for protection against certain types of environmental liabilities.

     The Clean Air Act requires or will require most industrial operations in the United States to incur capital expenditures in order to meet air emission control standards developed by the EPA and state environmental agencies. Although no assurances can be given, the Company believes the Clean Air Act requirements will not have a material adverse effect on our financial condition or results of operations.

     RCRA is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either:

     -    a "generator" or "transporter" of hazardous waste, or

     - an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility.

At present, RCRA includes a statutory exemption that allows oil and natural gas exploration and production wastes to be classified as non-hazardous waste. As a result, the Company will not be subject to many of RCRA's requirements because its operations will probably generate minimal quantities of hazardous wastes.

     CERCLA, also known as "Superfund", imposes liability, without regard to fault or the legality of the original act, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include:

     - the "owner" or "operator" of the site where hazardous substances have been released, and

     - companies that disposed or arranged for the disposal of the hazardous substances found at the site.

CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of our ordinary operations, the Company could generate waste that may fall within CERCLA's definition of a "hazardous substance". As a result, the Company may be liable under CERCLA or under analogous state laws for all or part of the costs required to clean up sites at which such wastes have been disposed.



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Under such law the Company could be required to:

     - remove or remediate previously disposed wastes, including wastes disposed of or released by prior owners or operators,

     - clean up contaminated property, including contaminated groundwater, or

     - perform remedial plugging operations to prevent future contamination.

     The Company could also be subject to other damage claims by governmental authorities or third parties related to such contamination.

     While the foregoing regulations appear extensive, the Company believes that because it will initially be drilling and operating one oil or gas well, compliance with the foregoing regulations will not have any material adverse affect upon the Company. Further, the Company believes it spend minimal amounts of money to comply therewith in connection with its one proposed well.

Company's Office

     The Company's offices are located at 2810 South Madison, Spokane, Washington 99203-1361. The Company leases the space from Harold Kaufman, Jr., the Company's Secretary/Treasurer, as well as, equipment including computers, office computer programs, fax machines, small copy machines, a scanner, telephones, desks, files and fixtures. The lease payment is at the rate of $1,000.00 per year, plus out-of-pocket expenses. The transaction with Mr. Kaufman is no less favorable to the Company than can be obtained from independent third parties.

Employees

     The Company is a development stage company and currently has no employees other than its Officers and Directors.

RISK FACTORS

         1. The Company is an exploration stage company and has no known oil and gas reserves. The Company is an exploration stage company and has no known oil and gas reserves. The Company is currently incurring losses in its operations and may continue to sustain losses and accumulate deficits in the future.

     2. The Company may not discover any oil on its property. The search for oil and gas is risky. The Company will not know what is underground until it drills a well. As such, there may be no oil and gas under the Company's lease. Accordingly, the Company may not discover any oil or gas.

     3.  Volatility of Oil and Gas Markets.  In the past few years, the
price of oil and gas has been volatile.     At the present time the
price of oil is near an all-time high. The price of natural gas is also
high ($5.29 per 1,000 cubic feet).       There is no assurance that in
the future prices for oil and gas production will stabilize at current rates.

     4. Availability of Suitable Prospects or Producing Properties. Competition for prospects and producing properties is intense. The Company will be competing with a number of other potential purchasers of prospects and producing properties, most of which will have greater financial resources than the Company. The state of the oil and gas industry, the bidding for prospects has become particularly intense with different bidders evaluating potential acquisitions with
different      product pricing parameters and other criteria that
result in widely divergent bid prices. See "Business - Competition." The presence in the market of bidders willing to pay prices higher than are supported by the Company's evaluation criteria could further limit the ability of the Company to acquire prospects and low or uncertain prices for properties can cause potential sellers to withhold or withdraw properties from the market. In this environment, there can be no assurance that there will be a sufficient number of suitable prospects available for acquisition by the Company or that the Company
can sell     prospects      or obtain financing for or participants to
join in the development of prospects.

     5. Title to Properties. It is customary in the oil and gas industry that upon acquiring an interest in a property, that only a
preliminary title investigation be done at that time.     The Company
intends to follow this custom.       If the title to the prospects
should prove to be defective, the Company could lose the costs of acquisition, or incur substantial costs for curative title work.

     6. Shut-in Wells and Curtailed Production. Production from gas wells in many geographic areas of the United States has been curtailed or shut-in for considerable periods of time due to a lack of market demand, and such curtailments may continue for a considerable period of time in the future. There may be an excess supply of gas in areas where the Company's operations will be conducted. In such event, it is possible that there will be no market or a very limited market for the
Company's prospects.     It is customary in many portions of Oklahoma
and Texas to shut-in gas wells in the spring and summer when there is not sufficient demand for gas.

     7. Operating and Environmental Hazards. Hazards incident to the operation of oil and gas properties, such as accidental leakage of petroleum liquids and other unforeseen conditions, may be encountered by the Company if it participates in developing a well and, on occasion, substantial liabilities to third parties or governmental
entities may be incurred.     It is anticipated that insurance coverage
will be obtained in the future, but the Company could be subject to liability for pollution and other damages or may lose substantial portions of prospects or producing properties due to hazards which cannot be insured against or which have not been insured against due to prohibitive premium costs or for other reasons. The Company currently does not maintain any insurance for environmental damages.
Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas. See "Business - Government Regulations."

         8. Lack of Insurance. The Company does not maintain any insurance against losses or liabilities which may arise from operations.

     9. Federal and State Taxation. Federal and state income tax laws are of particular significance to the oil and gas industry. Recent legislation has eroded previous benefits to oil and gas producers, and any subsequent legislation may continue this trend. The states in which the Company may conduct oil and gas activities also impose taxes upon the production of oil and gas located within such states. There can be no assurance that the tax laws will not be changed or interpreted in the future in a manner which adversely affects the Company.


     10. Government Regulation. The oil and gas business is subject to substantial governmental regulation, including the power to limit the rates at which oil and gas are produced and to fix the prices at which oil and gas are sold. It cannot be accurately predicted whether additional legislation or regulation will be enacted or become
effective.     See "Business - Governmental Regulations."

         11. Because the Company's common stock is a "penny stock," investors may not be able to resell their shares and will have access to limited information about the Company. The Company's common stock is defined as a "penny stock," under the Securities Exchange Act of 1934, and its rules. Because the Company's common stgock is a "penny stock," investors may be unable to resell their shares. This is because the Securities Exchange Act of 1934 and the penny stock rules impose additional sales practice and disclosure requirements on broker-dealers who sell the Company's securities to persons other than accredited investors. As a result, fewer broker-dealers are willing to make a market in the Company's common stock and investors may not be able to resell their shares. Further, news coverage regarding penny stock is extremely limited, if non-existent. As a result, investors only information will be from reports filed the with the Securities and Exchange Commission.

     12. Writedowns and Limits on Accuracy of Reserve Estimates. Oil and gas reserve estimates are necessarily inexact and involve matters
of subjective engineering judgment.  In addition, any     estimates of
future net revenues and the present value of such revenues are based on
the price and costs at the effective date of the estimate.       These
estimates may not prove to have been correct over time. A further decline in oil and gas prices may require the Company to write down the value of its oil and gas reserves.

     13.  Need for Additional Key Personnel.  At the present, the
Company employs no full time employees.     Should the Company's
operations prove successful, the Company believes that it will need the services of a full-time petroleum geologist and possibly an engineer who would be available to evaluate its proposed acquisitions. At the present time the Company has insufficient revenues to retain such personnel and there is no assurance that it will be able to retain such personnel in the future. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected. See "Business."

     14.  Reliance Upon Directors and Officers.      The Company is
wholly dependent, at the present time, upon the personal efforts and abilities of its President and Director, Gary Ruff; its Vice President and Director, Albert J. Schauble, Jr.; and, its Secretary/Treasurer and Director, Harold Kaufman, Jr. The loss of any one of the foregoing could adversely effect the Company's operations. While the foregoing will exercise control over the day to day affairs of the Company, they will also be devoting limited time to the Company's activities.
Upon completion of this offering, the President will devote 5% of his time to the operation of the day to day affairs of the Company, the Vice President will devote 2% his time to the operation of the day to day affairs to the Company and the Secretary/Treasurer will devote 2% of his time to the operation of the day to day affairs to the Company.
    The Company does not have employment agreements with any of its officers and directors, nor does the Company maintain key-person
insurance for any officer or director.        Accordingly, while the
Company may solicit business through its Officers, there can be no assurance as to the volume of business, if any, which the Company may succeed in obtaining, nor that its proposed operations will prove to be profitable. As of the date hereof, the Company does not have any commitments regarding its proposed operations and there can be no
assurance that any commitments will be forthcoming.     See "Item 1 -
Business" and "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Officer and Director Biographies."

         15. Messrs. Ruff and Kaufman own over 90% of the oustanding common stock of the Company which may inhibit a change of control. Messrs. Ruff and Kaufman own over 90% of the outstanding shares of the Company's common stock. As a result, Messrs. Ruff and Kaufman are able to elect all of the Company's directors and control the Company's operations. The Company's articles of incorporation do not provide for cumulative voting. Cumulative voting is a process that allows a shareholder to multiply the number of shares he owns times the number of directors to be elected. That number is the total votes a person can cast for all of the directors. Those votes can be allocated in any manner to the directors being elected. Cumulative voting, in some cases, will allow a minority group to elect at least one director to the board.

     16. Messrs. Ruff and Kaufman's control can have a depressive effect on the market price of stock. Because Messrs. Ruff and Kaufman control the Company, the value attributable to the right to vote is
gone.   This could result in a reduction in the market value to the shares owned by investor because of the ineffective voting power.

     17. Need for Subsequent Funding. The Company may have future needs for additional funds in order to finance its proposed business
operations.       The Company believes that does not have adequate
funds available to drill and complete one well on its lease. The Company's continued operations therefore depend upon its ability to raise additional funds through bank borrowings or equity or debt
financing.      There is no assurance that the Company will be able to
obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities.

     18.  Non-Arms's Length Transaction.     The amount of stock issued
to the current shareholders was arbitrarily determined by the Board of Directors in order to raise adequate funds to acquire one oil and gas lease and complete one well on the lease. While no risk will result to the Company as a result of the foregoing transaction, a future risk could result to persons who acquire shares in the aftermarket from current shareholders who will sell their shares as soon as the market
price for the shares is above $0.05 per share.      See "Principal
Shareholders."

     19. Indemnification of Officers and Directors for Securities Liabilities. The Bylaws of the Company provide that the Company may indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Nevada Business Corporation Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     20.  Public Market for Securities.      There is no public market
for the Company's common stock.  The Company's common stock is owned by
19 persons.      The Company's common stock is not traded on any medium
and there is no assurance that the Company's common stock will ever be traded.

     21. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors. See "Description of the Securities."

     22. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchase of the securities. See "Dividend Policy."


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The Company intends to spend its existing cash on drilling operations on its existing oil and gas lease. The Company does not intend to acquire any additional oil and gas leases until it completes drilling operations on its existing lease. The Company intends to initiate its drilling operations within the next twelve months and believes that it will complete its drilling operations within the next eighteen months. The Company does not believe it will need additional capital to commence its drilling operations, but will need additional capital to complete its well.

     The Company's positive cash flow last year came solely from new financings rather than income. The Company intends to reduce its dependence on new financings by completing its initial drilling operation. Income from the sale of oil or gas will then be applied to the Company's plan to acquire additional leases. There is no assurance, however, the the Company's initial drilling operation will prove successful. It does not prove successful, the Company will have to rely upon future new finances in order to continue its operations.

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does not intend to conduct any research or development during the next twelve months other than as described herein. See "Business."

     The Company does not intend to purchase a plant or significant equipment. The Company will hire employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

     The Company does not expect to earn revenues until it begins recovering oil and/or gas.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company owns one undeveloped oil and gas lease, more particularly described as a 100% leasehold interest and a 78% net revenue interest, in and to that certain oil and gas lease dated January 9, 1954, from Ed Ford, et ux, as Lessors, to Vanroe M. Howard,
as Lessee, recorded in Volume 266, page 216,   Deed Records of Stephens
County, Texas, only insofar as said lease covers all of Texan Emigration and Land Company, Survey No. 1083, Stephens County, Texas, save and except 20 acres in the form of a square surrounding the Ed Ford A-3 well located in the southwest corner of said survey, containing 300 acres of land, more or less.

         The land is flat and arid.

     A leasehold interest is the interest of one holding as a grantee or lessee under an oil and gas lease.

     A net revenue interest is a share of the working interest not required to contribute to, nor liable for, any portion of the expense of drilling and completing the initial well on the premises.

     The Company has no proved reserves on its current property.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock each director individually and all officers and directors of the Company as a group as of October
26, 2000.       Each person has sole voting and investment power with
respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name                Number of                               Number of
of owner            Shares         Position                 Shares

Gary Ruff           16,900,000     President, Chief         44.05%
2120 Crosswood Lane                Executive Officer and
Irving, TX 75063                   a member of the
                                   Board of Directors

Albert J.
 Schauble, Jr.               0     Vice President and        0.00%
903 S. Jefferson St.               a member of the
Kennewick, WA 99336                Board of Directors

Harold Kaufman Jr.  18,000,000     Secretary/Treasurer,     46.92%
2810 South Madison                 Chief Financial Officer
Spokane, WA 99203                  and a member of the
                                   Board of Directors

All officers and    34,900,000                              90.97%
directors as a
group (3 persons)

Doris Ruff           3,300,000                               8.60%
2001 Yacht Vindex
Newport Beach, CA 92660

         Doris Ruff is the mother of Gary Ruff, the Company's President and a member of the Board of Directors. Gary Ruff does not exercise any control over Doris Ruff's stock in the Company.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                     Age       Position

Gary Ruff                40        President, Chief Executive Officer
                                   and a member of the Board of
                                   Directors

Albert J. Schauble, Jr.  44        Vice President and a member of the
                                   Board of Directors

Harold Kaufman, Jr.      39        Secretary/Treasurer, Chief
                                   Financial Officer and member of the
                                   Board of Directors

     All directors hold office until the next annual meeting of shareholders which is tentatively scheduled for third week in March, 2001, or until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting and hold office until their death, or until they resign, or have been removed from office.

Officer and Director Biographies:

Gary Ruff - President, Chief Executive Officer and a member of the Board of Directors.

     Mr. Ruff is a founder, President, Chief Executive Officer and a member of the Board of Directors of the Company. From September 1996 to June 1998, Mr. Ruff was Vice President and a member of the Board of Directors of Equipment Leasing & Sales Corporation, a Washington corporation. Equipment Leasing & Sales purpose is to lend and sell equipment and supplies to third parties. Since August 1992, Mr. Ruff has been Senior Counsel for Tenet Healthcare Corporation, Dallas Texas. During the month of July 1992, Mr. Ruff was on vacation. From July 1985 to June 1992 Mr. Ruff was Tax Manager at Deloitte & Touche, Certified Public Accountants. Mr. Ruff holds a L.L.M. degree in taxation from Georgetown University Law Center; a Juris Doctor degree from Pepperdine University School of Law; a Masters of Management from the J.L. Kellogg School of Management from Northwestern University, Evanston, Illinois; and, a B.B.A. degree in accounting from Gonzaga University, Spokane, Washington. Mr. Ruff is licensed to practice law in the states of California and Texas.

Albert J. Schauble, Jr. - Vice President and a member of the Board of
Directors.

     Since May 2000, Mr. Schauble has been the Vice President and a member of the Board of Directors. Since 1979, Mr. Schauble has been employed as a high school teacher and coach by the Kennewick School District, Kennewick, Washington.

Harold Kaufman, Jr. - Secretary/Treasurer, Chief Financial Officer and a member of the Board of Directors

     Mr. Kaufman is a founder, Secretary/Treasurer, Chief Financial Officer and a the Board of Directors of the Company. From December 1997 to March 1999, Mr. Kaufman was the President, Treasurer and a member of the Board of Directors of Professional Perceptions, Inc., a Nevada corporation. Professional Perceptions purpose is to assist retail businesses with the development of marketing programs. Since 1994, Mr. Kaufman has been the Vice President and a member of the Board of Directors of Probity Corporation, a Washington blank check corporation. Since 1996, Mr. Kaufman has been employed as President of Tarared, Inc., business consultants providing consulting and administrative services on a project-by-project basis. From 1991 to 1996, Mr. Kaufman was employed as a mortgage broker in Spokane, Washington. Mr. Kaufman's duties included managing all office administration for Farwest Mortgage and loan organization. From 1988 to 1993, Mr. Kaufman was also employed on a part-time basis as Director of the Music Department of Millman Jewelers - EZ Loans located in Spokane, Washington. In 1991, Mr. Kaufman was employed as Special Projects Facilitator, Seafirst Bank - Investment Division, Seattle, Washington. Mr. Kaufman graduated from Spokane Community College in 1988 with an Associates of Arts degree.

ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by the Company from inception on March 19, 1999 through December 31, 1999, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                     SUMMARY COMPENSATION TABLE

                                          Long-Term Compensation
          Annual Compensation           Awards              Payouts
                                                Securities
Names                          Other   Under    Restricted          Other
Executive                      Annual  Options/ Shares or           Annual
Officer and                    Compen- SARs     Restricted  LTIP    Compen-
Principal   Year  Salary Bonus sation  Granted  Share       Payouts sation
Position    Ended (US$)  (US$) (US$)   (#)      Units (US$) (US$)   (US$)

Gary        1999  0      0     0       0        0           0       0
 Ruff       1998  0      0     0       0        0           0       0
President   1997  0      0     0       0        0           0       0

Albert J.   1999  0      0     0       0        0           0       0
 Schauble   1998  0      0     0       0        0           0       0
VP          1997  0      0     0       0        0           0       0

Harold      1999  0      0     0       0        0           0       0
 Kaufman    1998  0      0     0       0        0           0       0
Secretary   1997  0      0     0       0        0           0       0
 Treasurer

Murray      1999  0      0     0       0        0           0       0
 Sternfeld  1998  0      0     0       0        0           0       0
(Resigned)  1997  0      0     0       0        0           0       0


     The Company does not anticipate paying any salaries until it begins profitable operations and generating sufficient revenues to pay the same:

Gary Ruff                     President                $ -0-
Albert J. Schauble, Jr.       Vice President           $ -0-
Harold Kaufman Jr.            Secretary/Treasurer      $ -0-


     There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors.

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors.

     The Directors do not receive any compensation for serving as members of the Board of Directors. The Board has not implemented a plan to award options to any Directors. There are no contractual arrangements with any member of the Board of Directors to pay any compensation thereto. See "Certain Relationships and Related Transaction."

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In April 1999, the Company issued 16,900,000 shares of common stock to Gary Ruff, the Company's President and Chief Executive Officer in consideration of $16,900.

     In April 1999, the Company issued 18,000,000 shares of common stock to Harold Kaufman, Jr., the Company's Secretary/Treasurer and Chief Financial Officer in consideration of $18,000.

     In March 2000, the Company entered into an agreement with Harold Kaufman, Jr., the Company's Secretary/Treasurer, wherein it was agreed that Mr. Kaufman would lease space at his home to the Company in consideration of an annual payment of $1,000.


ITEM 8.   LEGAL PROCEEDINGS.

     The Company is not a party to any pending or threatened litigation and to its knowledge, no action, suit or proceedings has been threatened against its officers and its directors.


ITEM 9.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustained. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral
for loans unless a regular trading market develops.       There are no
plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board. Effective on January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration statement is declared effective by the Securities and Exchange Commission (the "Commission") and the Company has satisfied all comments made by the Commission.

SEC Rule 15g

     The Company's shares are covered by Section 15g of the Securities Act of 1933, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell the Company's securities and also may affect the ability of purchasers to sell their shares in the secondary market.

     Section 15g also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

     As of June 12, 2000, the Company has 19 holders of record of its Common Stock.

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has 38,362,000 shares of Common Stock issued and outstanding as of June 12, 2000. Of the 38,362,000 shares of the Company's Common Stock outstanding, 3,462,000 shares are freely tradeable and 34,900,000 shares can only be resold in compliance with Reg. 144 adopted under the Securities Act of 1933 (the "Act"), with the exception of the one year holding period thereunder.

     In April 1999, the Company sold 38,362,000 shares of its common stock to two officers/directors and seventeen other individuals in consideration of $108,400. All sales were made pursuant to Reg. 504 of the Securities Act of 1933 (the "Act") and all funds were received and deposited to its bank account prior to April 7, 1999.


ITEM 11.  DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of the Company consists of 100,000,000 shares of $0.00001 par value Common Stock. As of May 1, 2000,
38,362,000 shares are issued and outstanding.

     All shares have equal voting rights and are not assessable.
Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution, or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

    Shareholders Meetings

     The annual meeting of the shareholders of this Corporation, for the purpose of election of Directors and for such other business as may come before it, shall be held at the registered office of the Corporation, or such other places, either within or without the State of Nevada, as may be designated by the notice of the meeting.

     Special meetings of the shareholders of this Corporation may be called at any time by the holders of ten percent (10%) of the voting shares of the Corporation, or by the President, or by the Board of Directors or a majority thereof. No business shall be transacted at any special meeting of shareholders except as is specified in the notice calling for said meeting. The Board of Directors may designate any place, either within or without the State of Nevada, as the place of any special meeting called by the president or the Board of Directors, and special meetings called at the request of shareholders shall be held at such place in the State of Nevada, as may be determined by the Board of Directors and placed in the notice of such meeting.

     Written notice of annual or special meetings of shareholders stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be given by the secretary or persons authorized to call the meeting to each shareholder of record entitled to vote at the meeting. Such notice shall be given not less than ten (10) nor more than fifty (50) days prior to the date of the meeting, and such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his/her address as it appears on the stock transfer books of the Corporation.

     Notice of the time, place, and purpose of any meeting may be waived in writing and will be waived by any shareholder by his/her attendance thereat in person or by proxy. Any shareholder so waiving shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

     A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. A majority of the shares represented at a meeting, even if less than a quorum, may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

     At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his/her duly authorized attorney in fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

     Except as otherwise provided in the Articles of Incorporation or in these Bylaws, every shareholder of record shall have the right at every shareholder's meeting to one (1) vote for every share standing in his/her name on the books of the Corporation, and the affirmative vote of a majority of the shares represented at a meeting and entitled to vote thereat shall be necessary for the adoption of a motion or for the determination of all questions and business which shall come before the meeting.

Transfer Agent

     The transfer agent for the Company's Common Stock is Pacific Stock Transfer Co., 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120 and its telephone number is (702) 361-3033.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 78.037, 78.751 and 78.752 of the Nevada Revised
Statutes provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     The Company's Articles of Incorporation and Bylaws contain similar provisions for indemnification as described above.


ITEM 13.  FINANCIAL STATEMENTS.

     Financial Statements begin on following page.

                     OIL AND GAS SEEKERS, INC.
                         December 31, 1999

                              CONTENTS



Independent Auditor's Review Report                    F-1

Balance Sheet                                          F-2

Statement of Operations                                F-3

Statement of Stockholders' Equity                      F-4

Statement of Cash Flows                                F-5

Notes to the Financial Statements                      F-6

The Board of Directors
Oil and Gas Seekers, Inc.
Spokane, WA

                    INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Oil and Gas Seekers, Inc. (an exploration stage company) as of December 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (March 19, 1999) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oil and Gas Seekers, Inc. as of December 31, 1999, and the results of its operations and cash flows for the period from inception (March 19, 1999) through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has been in the exploration stage since its inception on March 19, 1999. Realization of a major portion of the assets is dependent upon the company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.







/s/Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
March 30, 2000 (except for Note 2  as to which the date is September 5,
2000)

                     OIL AND GAS SEEKERS, INC.
                   (An Exploration Stage Company)
                           BALANCE SHEETS

                                                       December 31,
                                                       1999
ASSETS

CURRENT ASSETS
 Cash                                                  $   105,619
                                                       -----------
     Total Current Assets                                  105,619
                                                       -----------
TOTAL ASSETS                                           $   105,619
                                                       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Rent payable to related party                         $     1,000
                                                       -----------
     Total Current Liabilities                               1,000
                                                       -----------
COMMITMENTS AND CONTINGENCIES                                   -

STOCKHOLDERS' EQUITY
 Common stock, $0.00001 par value; 100,000,000 shares
  authorized, 38,362,000 shares issued and outstanding,        384
 Additional paid-in capital                                108,016
 Deficit accumulated during exploration stage
                                                            (3,781)
                                                       -----------
     Total Stockholders' Equity                            104,619
                                                       -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $   105,619
                                                       ===========






















   The accompanying notes are an integral part of these financial statements.

                     OIL AND GAS SEEKERS, INC.
                   (A Exploration Stage Company)
                       STATEMENT OF OPERATION

                                                  Inception
                                                  (03/19/99)
                                                  to 12/31/99

REVENUES                                          $       -

GENERAL AND ADMINISTRATIVE
 EXPENSES
Rent                                                   1,000
 Taxes and licenses                                       85
 Legal fees                                            1,916
 Transfer agent fees                                     745
 Miscellaneous                                            35
                                                  ----------
       Total Expenses                                  3,781
                                                  ----------
NET LOSS                                          $   (3,781)
                                                  ==========
BASIC AND DILUTED LOSS PER
 COMMON SHARE                                     $      nil
                                                  ==========
WEIGHTED AVERAGE NUMBER
OF BASIC AND DILUTED COMMON
SHARES OUTSTANDING                                37,992,000
                                                  ==========



























   The accompanying notes are an integral part of these financial statements.

                     OIL AND GAS SEEKERS, INC.
                   (An Exploration Stage Company)
                 STATEMENT OF STOCKHOLDERS' EQUITY


                                                      Deficit
                                                      Accumulated
                       Common Stock      Additional   During
                    Number               Paid-in      Exploration
                    of Shares   Amount   Capital      Stage         Total

Stock issued in
 March 1999 for
 an average of
 $0.003 per share   38,362,000  $ 384    $ 108,016    $     -       $ 108,400

Net loss for the
 year ending
 December 31, 1999          -      -            -       (3,781)        (3,781)
                    ----------  -----    ---------    --------      ---------
Balance,
 December 31, 1999  38,362,000  $ 384    $ 108,016    $ (3,781)     $ 104,619
                    ==========  =====    =========    ========      =========

































   The accompanying notes are an integral part of these financial statements.

                     OIL AND GAS SEEKERS, INC.
                   (A Exploration Stage Company)
                      STATEMENT OF CASH FLOWS

                                                  Inception
                                                  (March 19,1999)
                                                  to
                                                  December 31, 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                         $   (3,781)
 Adjustments to reconcile net loss to net
  cash used by operating activities:
    Increase in rent payable                           1,000
                                                  ----------
      Net cash used by operating activities           (2,781)
                                                  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:                    -
                                                  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from sales of common stock               108,400
                                                  ----------
      Net cash provided by financing activities      108,400
                                                  ----------
   Net increase in cash                              105,619
   Cash beginning of period                              -
                                                  ----------
   Cash at end of period                          $  105,619
                                                  ==========
Supplemental cash flow disclosures:
   Income taxes paid                              $      -
                                                  ==========
   Interest paid                                  $      -
                                                  ==========























The accompany notes are an integral part of these financial statements.

                     OIL AND GAS SEEKERS, INC.
                   (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1999

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Oil and Gas Seekers, Inc. (hereinafter "the Company") was incorporated on March 19, 1999 under the laws of the State of Nevada for the purpose of acquiring, exploring and developing natural resource properties.
The Company maintains an office in Spokane, Washington. The Company's fiscal year end is December 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Oil and Gas Seekers, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Exploration Stage Activities
The Company has been in the exploration stage since its formation in March 1999 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition, exploration and development of natural resource properties. Upon location of a commercial reserve, the Company expects to actively prepare the site for extraction and enter a development stage.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Loss Per Share
Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted loss per share is the same, as there were no common stock equivalents outstanding.

Revenues
As noted in its statement of operations, Oil and Gas Seekers, Inc. has not produced any revenue in the period ended December 31, 1999. When the Company does produce revenue, sales will be recognized at the point of passage of title specified in the contract.

Oil and Gas Rights
Leases to acquire oil and gas rights will be amortized over the life of the leases, as they are acquired.

                     OIL AND GAS SEEKERS, INC.
                   (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1999
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories
At the point the Company obtains inventories, they will be valued at the lower of cost or market. The cost of inventories of crude oil and petroleum products will be determined on the last-in, first-out (LIFO) method.

Cash and Cash Equivalents
For purposes of its statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes
At December 31, 1999, the Company had net operating loss of approximately $3,700. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Impaired Asset Policy
In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company will review its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company will determine impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts.

Exploration Costs
In accordance with generally accepted accounting principles, the Company will expense exploration costs as incurred.

Environmental Expenditures
The Company will accrue for environmental remediation liabilities when it is probable that such liability exists, based on past events or known conditions, and the amount of such loss can be reasonably estimated. If the Company can only estimate a range of probable liabilities, the minimum, undiscounted expenditure necessary to satisfy
the Company's future obligation is accrued.   Due to the fact that the
Company has not started any production activities, there are no known liabilities at December 31, 1999.

                     OIL AND GAS SEEKERS, INC.
                   (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $3,781 for the period ended December 31, 1999. The Company has generated no revenues since inception. The Company has been in exploration stage since inception. The future of the Company is dependent upon its ability to obtain financing and sale of securities. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Derivative Instruments
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.


At December 31, 1999, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Compensated Absences
Currently, the Company has no employees; therefore, no policy regarding compensated absences has been established. The Company will establish a policy to recognize the costs of compensated absences at the point in time that it has employees.

Fair Value of Financial Instruments
The carrying amounts for cash, marketable securities, accounts receivable, accounts payable, notes payable and accrued liabilities approximate their fair value.

NOTE 3 - COMMON STOCK

In March 1999, 38,362,000 shares of common stock were issued for cash at an average price of $0.003 per share.

                     OIL AND GAS SEEKERS, INC.
                   (AN EXPLORATION STAGE COMPANY)
                 NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1999

NOTE 4 - RELATED PARTIES AND RENT PAYABLE

The Company occupies office space provided by Mr. Harold Kaufman Jr.,
the Secretary of the Company, at a rate of $1,000 per year.   At
December 31, 1999 this rent amount had not been paid and was accrued as a related party payable.

NOTE 5 - YEAR 2000 ISSUES

Like other companies, Oil and Gas Seekers, Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. Any costs associated with Year 2000 compliance are expensed when incurred. At this time, there have been no known adverse conditions caused by the year 2000 issue.

NOTE 6 - CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains cash balances at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At
December 31, 1999 the cash balance exceeded this insured amount by $5,619.

NOTE 7 - SUBSEQUENT EVENTS

On March 31, 2000, the Company acquired for $15,000 in cash a 100% leasehold interest and a 78% net revenue interest in a lease containing oil and gas rights in Stephens County, Texas. The lease is limited to two years and can be extended under certain circumstances in the event of actual drilling or production.

                      OIL & GAS SEEKERS, INC.
                 (An Exploration Stage Enterprise)

                         TABLE OF CONTENTS

                           June 30, 2000





                     ACCOUNTANT'S REVIEW REPORT

FINANCIAL STATEMENTS                                   F-10
 Balance Sheets                                        F-11
 Statements of Operations                              F-12
 Statement of Stockholders' Equity (Deficit)           F-13
 Statements of Cash Flows                              F-14
NOTES TO FINANCIAL STATEMENTS                          F-15

Board of Directors
Oil and Gas Seekers, Inc.
Spokane, Washington

                     ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Oil and Gas Seekers, Inc. (an exploration stage enterprise) as of June 30, 2000 and the related statements of operations, stockholders' equity and cash flows for the six months ended June 30, 2000, and for the period from March 19, 1999 (inception) to June 30, 2000. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The financial statements for the period ended December 31, 1999 were audited by us and we expressed an unqualified opinion on them in our report dated March 30, 2000 (except for Note 2 as to which the date is September 5, 2000), but we have not performed any auditing procedures since that date.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has been in the exploration stage since its inception on March 19, 1999. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

September 14, 2000

                      OIL & GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                           BALANCE SHEETS

                                        June 30,       December 31,
                                        2000           1999
                                        (Unaudited)
ASSETS
 CURRENT ASSETS
 Cash                                   $  70,034      $ 105,619
                                        ---------      ---------
Total Current Assets                       70,034        105,619
                                        ---------      ---------
PROPERTY, PLANT AND EQUIPMENT
Oil and gas properties using successful
 efforts accounting:
 Unproved properties, oil and gas lease    15,000             -
                                        ---------      ---------
Total Property Plant and Equipment         15,000             -
                                        ---------      ---------
TOTAL ASSETS                            $  85,034      $ 105,619
                                        =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES
 Accounts payable                       $   1,462      $      -
 Rent payable to related party                250          1,000
                                        ---------      ---------
Total Current Liabilities                   1,712          1,000
                                        ---------      ---------
COMMITMENTS AND CONTINGENCIES                  -              -
                                        ---------      ---------
STOCKHOLDERS' EQUITY
 Common stock, $0.00001 par value;
  100,000,000 shares authorized,
  38,362,000 shares issued and
  outstanding                                 384            384
 Additional paid-in capital               108,016        108,016
 Deficit accumulated during
  exploration stage                       (25,078)        (3,781)
                                        ---------      ---------
Total Stockholders' Equity                 83,322        104,619
                                        ---------      ---------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                   $  85,034      $ 105,619
                                        =========      =========









      See accompanying notes and accountant's review report.

                      OIL & GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                      STATEMENTS OF OPERATIONS

                                                                    For the
                                                                    Period
                    For the                 For the                 03/19/99
                    Three Months Ended      Six Months Ended        (Inception)
                    06/30/00    06/30/99    06/30/00    06/30/99    to 06/30/00
                    (Unaudited)             (Unaudited)             (Unaudited)

REVENUES            $       -   $       -   $       -   $       -   $       -
                    ----------  ----------  ----------  ----------  ----------
GENERAL AND ADMINISTRATIVE
 EXPENSES
 Rent                      250         250         500         500       1,500
 Taxes and licenses        200          -          200          85         385
 Accounting expense      3,242          -        5,242          -        5,242
 Legal fees              5,000       1,916      15,000       1,916      16,916
 Transfer agent fees        -           -          295          -          930
 Miscellaneous              35          17          70          17         105
                    ----------  ----------  ----------  ----------  ----------
Total Expenses           8,727       2,183      21,297       2,518      25,078
                    ----------  ----------  ----------  ----------  ----------
LOSS BEFORE
 INCOME TAXES           (8,727)     (2,183)    (21,297)     (2,518)    (25,078)

INCOME TAXES                -           -           -           -           -
                    ----------  ----------  ----------  ----------  ----------
NET LOSS            $   (8,727) $   (2,183) $  (21,297) $   (2,518) $  (25,078)
                    ==========  ==========  ==========  ==========  ==========
BASIC AND DILUTED
 NET LOSS PER
 COMMON SHARE       $      nil  $      nil         nil  $      nil  $      nil
                    ==========  ==========  ==========  ==========  ==========
WEIGHTED AVERAGE NUMBER
 OF BASIC AND DILUTED
 COMMON SHARES
 OUTSTANDING        38,362,000  38,325,297  38,362,000  38,218,553  38,332,102
                    ==========  ==========  ==========  ==========  ==========

















      See accompanying notes and accountant's review report.

                      OIL & GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                  STATEMENT OF STOCKHOLDERS' EQUITY

                                                        Deficit
                                                        Accumulated
                          Common Stock      Additional  During
                       Number               Paid-in     Exploration
                       of Shares    Amount  Capital     Stage      Total
Stock issued in March
 1999 for an average of
 $0.003 per share      38,367,000   $ 384   $ 108,016   $      -   $ 108,400

Net loss for the period
 from inception
 to December 31, 1999          -       -           -       (3,781)    (3,781)
                       ----------   -----   ---------   ---------  ---------
Balances at
 December 31, 1999     38,362,000     384     108,016      (3,781)   104,619

Net loss for the six
 months ended
 June 30, 2000                 -       -           -      (21,197)   (21,197)
                       ----------   -----   ---------   ---------  ---------
Balances at
 June 30, 2000
 (Unaudited)           38,362,000   $ 384   $ 108,016   $ (25,078) $  83,322
                       ==========   =====   =========   =========  =========





























      See accompanying, notes and accountant's review report.

                       OIL & GAS SEEKERS, INC.
                  (AN EXPLORATION STAGE ENTERPRISE)
                       STATEMENTS OF CASH FLOWS

                                                            For the
                              For the        For the        period
                              Six Months     Six Months     03/19/99
                              Ended          Ended          (Inception)
                              06/30/00       06/30/99       to 06/30/00
                              (Unaudited)                   (Unaudited)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
Net loss                      $ (21,297)     $  (2,518)     $ (25,078)
Adjustments to reconcile net
 loss to net cash used
 by operating activities:
 Increase in accounts payable     1,462             -           1,462
 Increase (decrease) in
  related parties payable          (750)           500            250
                              ---------      ---------      ---------
 Net cash used by
  operating activities          (20,585)        (2,018)       (23,366)
                              ---------      ---------      ---------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Purchase of
 oil and gas lease              (15,000)            -         (15,000)
                              ---------      ---------      ---------
 Net cash used by
  investing activities          (15,000)            -         (15,000)
                              ---------      ---------      ---------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Proceeds from sales
  of common stock                    -         108,400        108,400
                              ---------      ---------      ---------
 Net cash provided by
  financing activities               -         108,400        108,400
                              ---------      ---------      ---------
 Net increase (decrease)
  in cash                       (35,585)       106,382         70,034
 Cash beginning of period       105,619             -              -
                              ---------      ---------      ---------
 Cash at end of period        $  70,034      $ 106,382      $  70,034
                              =========      =========      =========
Supplemental cash
 flow disclosures:
 Income taxes paid            $      -       $      -       $      -
                              =========      =========      =========
Interest paid                 $      -       $      -       $      -
                              =========      =========      =========




       See accompanying notes and accountant's review report.

                      OIL AND GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                 NOTES TO THE FINANCIAL STATEMENTS
                            June 30, 2000

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Oil and Gas Seekers, Inc. (hereinafter "the Company") was incorporated on March 19, 1999 under the laws of the State of Nevada for the purpose of acquiring, exploring and developing natural resource properties. The Company had no activity, other than common stock sales, prior to April 1, 1999 (See Note 3). The Company maintains an office in Spokane, Washington. The Company's fiscal year-end is December 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Interim Financial Statements
The interim financial statements as of June 30, 2000 and for the six months ended June 30, 2000, included herein, have been prepared for the Company without audit. They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for these periods. All such adjustments are normal recurring adjustments. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year.

Use of Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Exploration Stage Activities
The Company has been in the exploration stage since its formation in March 1999 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition, exploration and development of natural resource properties. Upon location of a commercial reserve, the Company expects to actively prepare the site for extraction and enter a development stage.

                     OIL AND GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                 NOTES TO THE FINANCIAL STATEMENTS
                            June 30,2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents
For purposes of its statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments
The carrying amounts for cash, marketable securities, accounts receivable, accounts payable, notes payable and accrued liabilities approximate their fair value.

Derivative Instruments
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheets and measure those instruments at fair value.

At June 30, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Inventories
At the point the Company obtains inventories, they will be valued at the lower of cost or market. The cost of inventories of crude oil and petroleum products will be determined on the last-in, first-out (LIFO) method.

Oil and Gas Properties
The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.

                     OIL AND GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                 NOTES TO THE FINANCIAL STATEMENTS
                            June 30, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Oil and Gas Properties (continued)
On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Impaired Asset Policy
In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company will review its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company will determine impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts.

Revenues
As noted in its statement of operations, Oil and Gas Seekers, Inc. has not produced any revenue in the period ended December 31,1999 or in the six months ended June 30, 2000. When the Company does produce revenue, sales will be recognized at the point of passage of title specified in the contract.

Exploration Costs
In accordance with generally accepted accounting principles, the Company will expense exploration costs as incurred.

Compensated Absences
Currently, the Company has no employees; therefore, no policy regarding compensated absences has been established. The Company will establish a policy to recognize the costs of compensated absences at the point in time that it has employees.

Provision for Taxes
At June 30, 2000, the Company had accumulated net operating loss of approximately $25,000. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

                     OIL AND GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                 NOTES TO THE FINANCIAL STATEMENTS
                            June 30, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss Per Share
Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted loss per share is the same, as there were no common stock equivalents outstanding

Environmental Expenditures
The Company will accrue for environmental remediation liabilities when it is probable that such liability exists, based on past events or known conditions, and the amount of such loss can be reasonably estimated. If the Company can only estimate a range of probable liabilities, the minimum, undiscounted expenditure necessary to satisfy the Company's future obligation will be accrued. Due to the fact that the Company has not started any production activities, there are no known liabilities at June 30, 2000.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a cumulative net loss of $25,078 for the period March 19, 1999 (inception) through June 30, 2000. The Company has generated no revenues since inception. The Company has been in exploration stage since inception. The future of the Company is dependent upon its ability to obtain financing and sell shares of its stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

NOTE 3 - COMMON STOCK

The Company has the authority to issue 100,000,000 shares of common stock, having a par value of $0.0001 per share. In March 1999, 38,362,000 shares of common stock were issued for cash at an average price of $0.003 per share.

NOTE 4 - RELATED PARTIES AND RENT PAYABLE

The Company occupies office space provided by Mr. Harold Kaufman Jr., the secretary of the Company, at a rate of $1,000 per year. At June 30, 2000, rent expense of $250 for the second quarter was accrued as a related party payable.

                     OIL AND GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                 NOTES TO THE FINANCIAL STATEMENTS
                            June 30, 2000

NOTE 5 - YEAR 2000 ISSUES

Like other companies, Oil and Gas Seekers, Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate daterelated information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. Any costs associated with Year 2000 compliance are expensed when incurred. At this time, there have been no known adverse conditions caused by the year 2000 issue.

NOTE 6 - OIL AND GAS LEASE

On March 31, 2000, the Company acquired for $15,000 a 100% leasehold interest and a 78% net revenue interest in a lease containing oil and gas rights in Stephens County, Texas. The lease is limited to two years and can be extended under certain circumstances in. the event of actual drilling or production.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures through the date of this Registration Statement.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(1)  List of Financial Statements

Audited
Independent Auditors' Report
Balance Sheet
Statement of Income
Statement of Cash Flows
Statement of Shareholders' Equity
Notes to Financial Statements

Unaudited
Independent Auditors' Report
Balance Sheet
Statement of Income
Statement of Cash Flows
Statement of Shareholders' Equity
Notes to Financial Statements

(2)  List of Exhibits.

Exhibit No.    Description

3.1 *     Articles of Incorporation.

3.2 *     Bylaws.

4.1 *     Specimen Stock Certificate.

10.1 *    Oil and Gas Lease.

27.2      Financial Data Schedule.

* Previously filed.

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              OIL AND GAS SEEKERS, INC.


                              BY:  /s/ Gary Ruff
                                   Gary Ruff, President and Chief
                                   Executive Officer


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB/A-1 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                         Date


/s/ Gary Ruff
Gary Ruff                President, Chief Executive    October 25, 2000
                         Officer and a member of the
                         Board of Directors



/s/ Harold Kaufman, Jr.
Harold Kaufman, Jr.      Secretary/Treasurer, Chief    October 25, 2000
                         Financial Officer and a
                         Member of the Board of
                         Directors


/s/ Albert J. Schauble, Jr.
Albert J. Schauble, Jr.  Vice President and a member   October 25, 2000
                         of the  Board of Directors